Exhibit 99.1

Proxy Statement - Annex A1

AMENDMENT TO STOCK PURCHASE AGREEMENT

This Amendment Number 1 (the “Amendment”) to that certain Stock Purchase Agreement (the “Agreement”) previously entered into as of March 14, 2019, by and among Kitov Pharma Ltd., an Israeli publicly traded corporation (“Buyer”), certain stockholders of FameWave Ltd., an Israeli private corporation (the “Company”), who are identified on Exhibit A attached thereto (collectively “Sellers” and individually a “Seller”), and M. Arkin (1999) Ltd. of 6 Ha’Choshlim St. Herzelia, Israel (the “Stockholder Representative”), is hereby made and entered into as of April 7, 2019. Buyer, each of the Sellers and the Stockholder Representative are sometimes referred to individually herein as a “Party” and collectively as the “Parties.”

Whereas, the Parties desire to amend the Agreement to extend the date for finalization of the Clinical Collaboration Agreement as set forth in Section 5.17 of the Agreement.

NOW THEREFORE, the undersigned agree as follows:

1. Amendments

The date set forth in Section 5.17 of the Agreement shall henceforth read April 15, 2019, instead of March 31, 2019.

2. Authority. Each of the Buyer and the Stockholder Representative represents and warrants to the other Parties to the Agreement that each has the requisite power and authority to execute and deliver this Amendment to the Agreement.

3. Counterparts. This Amendment to the Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

4. No Other Changes. Other than as agreed in this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

[Signature Page Follows]

Proxy Statement - Annex A1

IN WITNESS WHEREOF, the Parties have executed this Amendment Number 1 to the Agreement on the date first above written.

BUYER:

KITOV PHARMA LTD.

By:
Name:
Title:

STOCKHOLDER REPRESENTATIVE:

M. Arkin (1999) Ltd., executed on behalf of the Sellers solely in its capacity as Stockholder Representative

By:
Name:
Title: